

June 26, 2014

<u>Via E-mail</u>
Dale Gibbons
Executive Vice President and
Chief Financial Officer
Western Alliance Bancorporation
One E. Washington Street, Suite 1400
Phoenix, AZ 85004

> **Re:** **Western Alliance Bancorporation**
> **Form 10-K for Fiscal Period Ended December 31, 2013**
> **Filed February 21, 2014**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2014**
> **Filed April 30, 2014**
> **File No. 001-32550**

Dear Mr. Gibbons:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

<u>Form 10-Q for Fiscal Quarter Ended March 31, 2014</u>

<u>Note 13 – Segments, page 49</u>

1. Please tell us and revise future filings as appropriate to discuss the following:

- Please discuss why it is impracticable to restate reportable segment information for periods prior to December 31, 2013, including how your prior banking operations were segmented into regions such that it is not possible to do so for prior periods.

- Please discuss why you have not presented reportable segment information for the period ended March 31, 2014 under the old basis. Refer to ASC 280-10-50-35.

- Tell us why you have not included reportable segment information for the period ended March 31, 2013, as previously reported under the old basis, in your Form 10-Q report.

- Since capital is an important financial metric for a financial institution please disclose how you determine the amount of equity you allocate to each segment.

- Since excess funds provided (used) from your segments varies from $1.5 billion provided to $1.6 billion (used) for the most recent quarter please disclose how management interprets this balance sheet financial metric.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Paul Cline at (202)551-3851 or me at (202)551-3752 if you have any questions.

Sincerely,

/s/ Gus Rodriguez

Gus Rodriguez
Accounting Branch Manager